OF 2-18-04

**AM 2/17/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

04002188

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westcap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18201 Von Karman, Suite 550
(No. and Street)

Irvine, (City) California (State) 92612 (Zip Code)

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher D. Scott 949-752-9380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles (City), California (State) 90064 (Zip Code)

PROCESSING SECTION
FEB 12 2004

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, Christopher D. Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westcap Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public

MADOUL S. KOBTY
COMM. # 1383795
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
COMM. EXP. NOV. 7, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

WESTCAP SECURITIES, INC.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2003

18201 Von Karman, #550
Irvine, CA 92612

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Westcap Securities, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of Westcap Securities, Inc. as of December 31, 2003 and related statements of income (loss), changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of WestCap Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Westcap Securities, Inc. as of December 31, 2003 and the results of its operations, stockholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
January 23, 2004

WESTCAP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash		
Checking		$ 10,693
Clearing deposit		10,011
Commissions receivable – 0 to 30 days		3,403
Commissions receivable – over 30 days		4,600
Accounts receivable		44,200
Other assets		23
Furniture & equipment less accumulated depreciation - $19,740		36,138
Investment		134,000
TOTAL ASSETS		$243,068

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable		$ 20,296
Commissions payable		2,109
Concessions payable		3,375
TOTAL LIABILITIES		25,780
SHAREHOLDERS' EQUITY		
Common stock, $1 par value,1,000,000 shares authorized; 262,300 shares outstanding	$262,300	
Paid in capital	148,659	
Deficit	(77,031)	333,928
Less: Note receivable - officer/shareholder		(116,640)
TOTAL SHAREHOLDERS' EQUITY		217,288
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$243,068

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE – Page 11	$ 569,726
OPERATING EXPENSES - Page 11	1,285,999
Less: Reimbursed expenses	(866,294)
	419,705
INCOME BEFORE INCOME TAXES	150,021
FRANCHISE TAX PROVISION	1,606
NET INCOME	$ 148,415

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Common Stock	Paid – In Capital	Accumulated Deficit	Total
Balance, December 31, 2002	262,300	$262,300	$146,659	$(225,446)	$183,513
Capital Contributed			2,000		2,000
Net Income				148,415	148,415
Balance, December 31, 2003	262,300	$262,300	$148,659	$(77,031)	$333,928

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:	
Net income	$ 148,415
Public relations income	(134,000)
Depreciation	8,029
Changes in operating assets and liabilities:	
Accounts receivable	(37,632)
Commissions receivable	(8,003)
Clearing deposit	(11)
CRD - balance	746
Payables	15,722
Net cash used in operating activities	(6,734)
Cash Flows from Investing Activities:	
Furniture & equipment	(1,078)
Cash Flows from Financing Activities	
Capital contributed	2,000
Net decrease in cash	(5,812)
Cash at beginning of year	16,505
Cash at December 31, 2003	$ 10,693
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 1,606

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - ORGANIZATION

WestCap Securities, Inc. (the Company) is a California corporation incorporated on January 29, 1998 and approved by the NASD in December 1998. The Company is a General Securities Broker/Dealer, obtaining that status mid 2002. Late in 2002 the Company received NASD approval to update their Form BD to include "Put/Call Writer/Broker/Dealer". The Company does not hold customer funds or securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
The accompanying financial statements were prepared on the accrual method of accounting.

The note receivable (Note 3) is classified as a deduction from equity.

The unrestricted stock owned by the Company is recorded at cost and mark to market.

Rent paid by the sponsor of certain private placements was grossed up to properly record the rent expense and related reimbursed expenses.

Furniture & Equipment & Depreciation
All furniture and equipment were contributed in exchange for stock and is being depreciated on the straight-line basis over 7 years.

Revenue
The Company's concession revenue has come principally from one issuer and is recorded as cash is received.

NOTE 3 - NOTE RECEIVABLE - OFFICER/SHAREHOLDER

The note receivable is a non-interest bearing demand note and can be drawn down, as capital is required to meet the Company's net capital requirement. See Note 4 "Net Capital Requirements."

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2003, the net capital was $94,112, which exceeded the required minimum capital by $89,112. The percentage of aggregate indebtedness to net capital ratio is 27.39%.

NOTE 5 - PROVISION FOR INCOME TAXES

The Company has elected to be taxed as an "S" corporation. Consequently all items of income and loss pass directly to the individual shareholders. There is a minimum state income tax.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - RELATED PARTY TRANSACTIONS

An individual for whom the Company sold oil and gas programs paid the rent through November 2003. This individual is responsible for the lease at the new location. However, even though the lease runs until June 2004, the Company will pay the rent through June 2004 and renegotiate a new lease.

Of the approximate $336,000 private placement revenue, approximately $242,000 or 72% was generated by the individual referred to in the previous paragraph.

Reimbursed Expenses
The Company received approximately $838,000 from the principal referred to above for whom the Company sold oil and gas programs.

WESTCAP SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$217,288
Non allowable assets - Page 9	84,961
NET CAPITAL - Tentative	132,327
Securities Position Haircut, Page	38,215
NET CAPITAL	$ 94,112
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 1,727
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL (DEFICIENCY)	$ 89,112
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 91,534
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 25,780
Percentage of aggregate indebtedness to net capital	27.4%

RECONCILIATION

The following is a reconciliation as of December 31, 2003 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

NONE REQUIRED

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2003

NON-ALLOWABLE ASSETS

Commissions Receivable – Over 30 days		$ 4,600
Furniture & Equipment, net		36,138
Accounts Receivable		44,200
Other Asset - CRD Balance		23
		$ 84,961

HAIRCUT

100,000 Unrestricted Shares of Visijet Stock		$134,000
15%	$20,100	
10% of Tentative Net Capital ($132,327)		13,232
		$120,768
15%	18,115	
TOTAL HAIRCUT	$38,215	

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Board of Directors
WestCap Securities, Inc.
Irvine, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2003 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner, CPA

Los Angeles, California
January 23, 2004

WESTCAP SECURITIES, INC.
SCHEDULE OF REVENUE AND OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE

Blue Sky Income	$ 3,885
Compliance Income	34,779
General Securities	26,924
Insurance Income	19,088
Private Placements	335,844
Public Relations Income	100,000
Unrealized Gain	34,025
Other	15,181
	$ 569,726

OPERATING EXPENSES

Advertising	$ 1,666
Bank Service Charges	1,205
Brokers Commissions	574,498
Clearing Fees	8,446
Commissions	279,095
Depreciation Expense	8,028
Dues and Subscriptions	6,492
Insurance	4,303
Investment Banking Expenses	3,780
Leads	50,220
Licenses and Permits	4,790
NASD Fees	31,156
Office Expense	20,798
Payroll Expenses	1,050
Postage and Delivery	10,303
Printing and Reproduction	8,742
Professional Fees	12,901
Profit Sharing	11,496
Rent	121,610
Repairs	2,188
Salary	99,362
Taxes	8,602
Travel and Entertainment	8,777
Utilities	3,201
Miscellaneous	3,290
	$1,285,999

See Accompanying Notes to Financial Statements

PART II

WESTCAP SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Westcap Securities, Inc.
Irvine, California

In planning and performing my audit of the financial statements of Westcap Securities, Inc. (the "Company") for the year ended December 31, 2003, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives except: See Note 4 "Net Capital Requirement."

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
January 23, 2004